Exhibit 23.3

Consent of Independent Auditors

We consent to the use of our report dated April 1, 2021, with respect to the consolidated balance sheet of Pacific Drilling Company LLC as of December 31, 2020 (Successor), the related consolidated statement of equity for December 31, 2020 (Successor), the related consolidated statements of operations, equity, and cash flows of Pacific Drilling S.A. for the year ended December 31, 2020 (Predecessor), and the related notes to the consolidated financial statements, included herein, and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the consolidated financial statements refers to a change in the basis for presentation for Pacific Drilling Company LLC’s emergence from bankruptcy.

/s/ KPMG LLP

Houston, Texas

December 22, 2021